UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31251 / September 16, 2014

_____

In the Matter of	:
	:
American Fidelity Assurance Company	:
American Fidelity Separate Account A	:
American Fidelity Separate Account B	:
American Fidelity Separate Account C	:
	:
2000 N. Classen	:
Oklahoma City, Oklahoma 73106	:
	:
(812-14288)	:

_____:

ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

American Fidelity Assurance Company, American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (collectively, the "Applicants") filed an application on March 12, 2014 and amended and restated applications on June 27, 2014 and August 19, 2014. Applicants requested an order pursuant to Section 26(c) of the 1940 Act (the "Act") to permit the substitutions of shares of a certain registered management investment company with shares of a certain other registered management investment company.

On August 19, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31217). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IT IS ORDERED, pursuant to Section 26(c) of the Act, that the proposed substitutions for American Fidelity Assurance Company, <u>et al.</u> (File No. 812-14288) are approved.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary